

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549-4628

March 2, 2010

<u>Via U.S. Mail</u>

Penfei Liu
Chief Executive Officer
China Marine Food Group Limited
Da Bao Industrial Zone, Shishi City
Fujian, China
362700

> **Re: China Marine Food Group Limited**
> **Post-Effective Amendment No. 1 to**
> **   Registration Statement on Form S-1**
> **Filed February 4, 2010**
> **File Number 333-148073**
>
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed March 23, 2009**
> **Form 10-Q for the quarterly period ended September 30, 2009**
> **Filed November 12, 2009**
> **File Number 001-34422**

Dear Mr. Liu:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

<u>Post-Effective Amendment No. 1 to Registration Statement on Form S-1, filed February 4, 2010</u>

<u>General</u>

1.   In the next amendment you file, provide current and updated disclosure. For example, it is unclear why you have not updated your Executive Compensation and Certain Relationships and Related Transactions sections to provide current disclosure. Instead, you mostly provide disclosure as of December 2008 in those sections. We may have additional comments once you provide current disclosure throughout your document.

<u>Signatures, page 129</u>

2.   Indicate clearly who is signing in the capacity of principal executive officer, principal financial officer, and controller or principal accounting officer. If the same person is signing in more than one of the required capacities, so state. See Instructions 1 and 2 to the Signatures section of Form S-1.

<u>Form 10-Q for the quarterly period ended September 30, 2009 filed November 12, 2009</u>

<u>Item 1A. Risk Factors, page 41</u>

<u>"We may be exposed to potential risks relating to our internal controls," page 43</u>

3.   You state that you were not subject to certain requirements related to management's report on the company's internal controls over financial report "for the fiscal year ended December 31, 2008" and "will be subject to these requirements beginning with [the] annual report for the fiscal year ended December 31, 2009." We further note the inclusion of "Management's Report on Internal Control over Financial Reporting" that appears on page 70 of your Form 10-K for the fiscal year ended December 31, 2008, although that filing also includes similar risk factor disclosure. Because you filed a Form 10-K for the fiscal year ended December 31, 2007, you became subject to the requirements of Item 308T of Regulation S-K with respect to each fiscal period and year ending thereafter but before June 15, 2010. Please ensure that this risk factor and all related disclosure in your future Form 10-Q and 10-K filings are accurate. Refer to Item 308T of Regulation S-K and the Instructions thereto, Item 4T of Form 10-Q, and Item 9T of Form 10-K.

Form 10-K for the fiscal year ended December 31, 2008 filed March 23, 2009

Exhibits 31.1 and 31.2

4.   Provide the precise certifications exactly as set forth in Item 601(b)(31) of
        Regulation S-K. We note in particular the following:

        ▪   paragraph 4 should include the language "and internal control over financial
            reporting" as well as the parenthetical language that follows; and

        ▪   paragraph 4(b) is missing.

Closing Comments

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the
    filing effective, it does not foreclose the Commission from taking any action with
    respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in
    declaring the filing effective, does not relieve the company from its full responsibility
    for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a
    defense in any proceeding initiated by the Commission or any person under the
    federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tracey L. McNeil at (202) 551-3392 or, in her absence, Timothy S. Levenberg, Special Counsel at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Via Facsimile
        Steven W. Schuster
        (800) 203-1556